# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND INC, CIK 0001162027
CUSIP: 01864U106
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 66 Hudson Boulevard East, New York, New York (NY), 10005
Date of event which requires filing of this statement: 07/15/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001048703
Persons authorized to receive notices and communications: Daniel L. Lippincott, Pres/CIO, Karpus Management, Inc., 183 Sully's Trail, Pittsford, New York (NY), 14534, 585-586-4680; Adam W. Finerman, Esq., BakerHostetler, 45 Rockfeller Plaza, New York, New York (NY), 10111, 212-589-4233

## Reporting persons
- KARPUS MANAGEMENT, INC. (CIK 0001048703): type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 3,609,635; shared voting power 0; sole dispositive power 3,609,635; shared dispositive power 0; aggregate amount beneficially owned 3,609,635 (12.56% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND INC
Address of issuer's principal executive offices: 66 Hudson Boulevard East, New York, New York (NY), 10005

## Item 2. Identity and Background
Name of person filing:
This statement is filed by: Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.

Karpus is controlled by City of London Investment Group plc ("CLIG"), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG. The shares to which this filing relates are owned directly by the Accounts managed by Karpus.

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the knowledge of Karpus, except as otherwise disclosed on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The address of the principal office of Karpus is 183 Sully's Trail, Pittsford, New York 14534.
Present principal occupation or employment: The principal business of Karpus is serving as a registered investment adviser that provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trust, and others.
Criminal convictions in the last five years: Neither Karpus, nor to the knowledge of Karpus, any person listed on Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither Karpus, nor to the knowledge of Karpus, any person listed on Schedule A has, during the last five years, been party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Karpus is organized under the laws of the State of New York.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Karpus an independent registered investment advisor, has accumulated 3,609,635 Shares on behalf of accounts managed by Karpus (the "Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 3,609,635 Shares beneficially owned by Karpus is approximately $39,329,160.76, excluding brokerage commissions. The Shares purchased by Karpus with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted herein.

## Item 4. Purpose of Transaction
Purpose of transaction: Securities were acquired for investment purposes and Karpus does not currently have any plans or proposals relating to the matters listed in Item 4(a)-(j).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the close of business on July 15, 2026 Karpus beneficially owned an aggregate of 3,609,635 Shares held in the Accounts, which represents approximately 12.56% of the 28,744,936 Shares outstanding, which is the total number of Shares outstanding as reported on the Form N-CSR filed by the Issuer with the U.S. Securities and Exchange Commission on July 2, 2026 for the reporting period ending April 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 3,609,635

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,609,635

4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The transactions in the Shares by Karpus through the Accounts during the past sixty (60) days are set forth in Schedule B and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the reporting person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Signatures
- KARPUS MANAGEMENT, INC.: /s/ Daniel L. Lippincott, Daniel L. Lippincott / President and Chief Investment Officer (07/16/2026)